GENCO RESOURCES LTD.

Consolidated Financial Statements

As at December 31, 2006

 Cinnamon Jang Willoughby & Company

Chartered Accountants

A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of Genco Resources Ltd.:

We have audited the consolidated balance sheets of Genco Resources Ltd. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion the consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“Cinnamon Jang Willoughby & Company”

Chartered Accountants

Burnaby, British Columbia, Canada

April 11, 2007

GENCO RESOURCES LTD.

Consolidated Balance Sheets

As at December 31, 2006 and 2005

(Expressed in Canadian dollars)

	2006	2005
	$	$
Assets
Current assets
Cash	2,184,209	724,757
Accounts receivable	1,738,315	1,046,426
Inventory (Note 4)	481,821	577,972
Prepaid expenses and deposits	399,128	50,584
	4,803,473	2,399,739

Mineral property interests (Note 5)	44,974	43,475
Property, plant, and equipment (Note 6)	17,596,628	12,462,268

	22,445,075	14,905,482

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,695,089	733,919
Other current liabilities	—	236,245
Current portion of long term debt (Note 8)	582,650	582,950
	3,277,739	1,553,114

Long-term debt (Note 8)	1,992,789	2,437,939
Asset retirement obligation (Note 9)	171,057	198,542
Future income tax (Note 13)	841,996	—

	6,283,581	4,189,595

Shareholders’ Equity
Share capital (Note 10)	21,357,790	15,740,114
Contributed surplus (Note 10)	1,936,985	616,662
Deficit	(7,133,281)	(5,640,889)
	16,161,494	10,715,887

	22,445,075	14,905,482

On behalf of the Board of Directors:

“Robert Gardner”	“James McDonald”
Director	Director

See accompanying notes to the consolidated financial statements.

GENCO RESOURCES LTD.

Consolidated Statements of Operations and Deficit

For the years ended December 31, 2006 and 2005

(Expressed in Canadian dollars)

	2006	2005
	$	$

Sales	8,568,324	7,187,026
Cost of sales	5,600,743	4,604,617

Gross profit	2,967,581	2,582,409

Operating expenses:
Administrative	1,824,602	1,377,857
Stock based compensation	1,666,470	270,262
	3,491,072	1,648,119

Operating income (loss)	(523,491)	934,290

Other income and (expense)
Gain (loss) on sale of property	(5,105)	—
Accretion on long term debt	(119,072)	(137,212)
Interest and other income	48,281	18,346
	(75,896)	(118,866)

Net income (loss) before tax	(599,387)	815,424
Income tax expense (recovery) (Note 13)
Current	51,009	4,118
Future	841,996	92,228
	893,005	96,346

Net income (loss)	(1,492,392)	719,078
Deficit, beginning	(5,640,889)	(6,359,967)

Deficit, ending	(7,133,281)	(5,640,889)

Earnings (loss) per share
Basic	(0.05)	0.03
Fully diluted	(0.05)	0.03

Weighted average number of common shares outstanding
Basic	28,322,405	24,719,269
Fully diluted	30,802,801	25,697,142

See accompanying notes to the consolidated financial statements.

GENCO RESOURCES LTD.

Consolidated Statements of Cash Flows

For the years ended December 31, 2006 and 2005

(Expressed in Canadian dollars)

	2006	2005
	$	$
Cash Provided By (Used In) Operating Activities
Net income (loss) for the period	(1,492,392)	719,078
Items not affecting cash:
Accretion on long term debt	119,072	137,212
Amortization	769,886	526,295
Future income tax	841,996	92,228
(Gain) loss on sale of property	5,105	—
Stock compensation expense	1,666,470	270,262
	1,910,137	1,745,075
Change in non-cash working capital items (Note 11)	(149,275)	(1,322,345)

Net cash provided by operating activities	1,760,862	422,730

Cash Provided By (Used In) Investing Activities
Deferred exploration and development	(3,483,174)	(516,754)
Mine development changes in accounts payable	737,616	54,200
Mineral properties	(1,499)	(617)
Other investments	—	5,427
Purchase of property, plant, and equipment	(2,261,660)	(2,474,629)

Net cash (used in) investing activities	(5,008,717)	(2,932,373)

Cash Provided By (Used In) Financing Activities
Decrease in long term debt	(564,222)	(605,000)
Shares issued for cash (less costs)	5,271,529	3,839,400

Net cash provided by financing activities	4,707,307	3,234,400

Net Increase (Decrease) In Cash During The Period	1,459,452	724,757
Cash, Beginning	724,757	—

Cash, Ending	2,184,209	724,757

Supplementary cash flow information (Note 12)

See accompanying notes to the consolidated financial statements.

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005

(Expressed in Canadian dollars)

1.

Introduction

Genco Resources Ltd., (the “Company”) was incorporated under the laws of the Province of British Columbia on February 28, 1980 as Senlac Oil & Gas Ltd. The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, and to Genco Resources Ltd. on March 30, 1998.

On August 1, 2003 the Company acquired all of the issued and outstanding shares of La Guitarra Compañia Minera S.A. de C.V. The purchase price for the acquisition was US$5,000,000 with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at Cdn$1.02 per share to the vendor to satisfy US$1,000,000 of the purchase price. Genco agreed to pay the balance of US$4,000,000 by payments of US$500,000, payable in cash or shares at the Company’s option, on each of the first through eighth anniversaries of the closing date.  On September 22, 2004 the Company issued 790,427 shares valued at Cdn$0.82 for the first instalment payment to the vendor. On September 1, 2005 and 2006 the Company made the second and third instalment payments of US$500,000 each in cash. La Guitarra Compania Minera S.A. de C.V. is a wholly owned subsidiary incorporated under the laws of Mexico.

The Company is engaged in silver and gold mining and related activities including exploration, extraction, processing and reclamation. The Company has mining operations in Mexico and owns exploration projects in the United States and Canada.

2.

Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles applicable to a going concern and reflect the policies below.

a)

Basis of Presentation

These consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries, Rule Nevada Inc., La Guitarra Compañia Minera, S.A. de C.V. ("La Guitarra") and Servicios para la Industria Minera, S.A. de C.V. All significant inter-company accounts and transactions have been eliminated.

The Company is in the process of exploring, developing, and operating mineral properties and has yet to determine whether some of the properties contain economically recoverable reserves. The recovery of amounts shown for resource properties and related assets are dependent on the existence of economically recoverable reserves, on the ability of the Company to obtain financing to complete development, and on future profitable operations.

b)

Cash

Cash consists of deposits in the bank and highly liquid investments with an original maturity of 90 day or less.

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005

(Expressed in Canadian dollars)

2.

Significant Accounting Policies (continued)

c)

Share Option Plan

As of August 1, 2002 the Company adopted the standard of the CICA Handbook, Stock-Based Compensation and Other Stock-Based Payments, which has been applied prospectively. All stock-based awards made to non-employees and employees are recognized and measured using the fair value based method at the date of grant. The Company uses the Black-Scholes model to estimate fair value.

d)

Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined on an average cost basis.  Concentrate inventory includes all direct costs of extracting the ore, direct labour and all indirect pro-rated costs associated with operating La Guitarra Mine.

e)

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Amortization is provided for as follows:

Straight line:
Automotive equipment	25.00%
Buildings	5.00%
Computer equipment	30.00%
Furniture and fixtures	10.00%
Leasehold improvements	20.00%
Mine equipment	12.00%
Mine infrastructure	Units of production basis

Declining balance:
Computer equipment	30.00 % to 45.00%
Office equipment	20.00%

Significant costs related to property acquisitions including undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. The costs are capitalized until such time that it has been determined that a mineral deposit is commercially recoverable and a decision has been made to prepare a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit). Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized. Capitalized costs are amortized over the life of the mineral interest once commercial mining of the mineral interest has commenced. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

Interest and finance costs relating to the construction of plant and equipment are capitalized prior to the commencement of commercial production of a new mine.  Depletion of the mine properties is charged on a units of production basis over the estimated useful life of the mine.

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005

(Expressed in Canadian dollars)

2.

Significant Accounting Policies (continued)

e)

Property, Plant, and Equipment

Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure costs. If it is determined that the future net cash flows from an operation or development property are less than the carrying value a write down is recorded with a charge to operations.

f)

Foreign Currency Translation

The Company's functional and reporting currency is the Canadian dollar. Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the Canadian dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings.

g)

Earnings (Loss) Per Share

Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to redeem common shares at the prevailing market value.

 h)

Use of Estimates

The preparation of financial statements in conformity with Canadian Generally Accepted Accounting Principles requires Management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results may differ from the estimates.

 i)

Revenue Recognition

Revenue from the sale of metals is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005

(Expressed in Canadian dollars)

2.

Significant Accounting Policies (continued)

j)

Exploration and Development Expenditures and Mineral Properties

Significant property acquisition costs and exploration and development expenditures are capitalized. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic, abandoned, or are placed for sale.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to usual industry standards for the stage of exploration on such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

k)

Income Taxes

The provision for income taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

l)

Provision for Reclamation and Closure

On January 1, 2003 the Company adopted the standard of the CICA handbook, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting date. Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory requirements.

3.

Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, loans from related parties, prepaid expenses and deposits, investments, and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of the financial instruments other than long term debt approximate their carrying values, unless otherwise noted.

Long term debt consists of a non-interest bearing promissory note of US$2,500,000 (December 31, 2005 - US$3,000,000). This debt has been recorded at its fair value based on equal payments of US$500,000 over eight years starting August 1, 2004 and discounted at 5% per annum.

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005

(Expressed in Canadian dollars)

4.

Inventory

	2006	2005
	$	$

Concentrate	117,879	71,714
Major spares	-	208,284
Parts and supplies	363,942	297,974
	481,821	577,972

5.

Mineral Property Interests

	2006	2005
	$	$

Oest Property	24,974	23,475
Transvaal Property	20,000	20,000
	44,974	43,475

Oest Property - Lyon County, Nevada, USA

The Company owns eight patented and six unpatented claims in the Devil’s Gate - Chinatown Mining District. The Company spent $1,499 maintaining these claims during the year ended December 31, 2006 (December 31, 2005 - $617).

Transvaal Property - Kamloops Mining Division, BC, Canada

The Company owns nine mineral claims in the Highland Valley subject to a 1.5% net smelter returns royalty.  The Company did not expend any funds on exploration during the period ended December 31, 2006 (December 31, 2005 – Nil).

As of the year end date, the Company still maintains the properties in good standing for further exploration and development or potential sale.

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005

(Expressed in Canadian dollars)

6.

Property, Plant, and Equipment

		2006
		Accumulated
	Cost	Amortization	Net
	$	$	$

Automotive	220,220	121,519	98,701
Buildings	930,277	173,556	756,721
Computer equipment	103,576	56,965	46,611
Furniture and fixtures	63,258	30,724	32,534
Leasehold improvements	44,250	34,663	9,587
Mine equipment	1,881,007	551,861	1,329,146
Mine infrastructure	11,794,987	718,012	11,076,975
Mine reclamation	120,948	21,779	99,169
	15,158,523	1,709,079	13,449,444

Work in progress
Non depreciated equipment	235,073	—	235,073
Construction	128,980	—	128,980
Exploration	3,783,131	—	3,783,131
	4,147,184	—	4,147,184

	19,305,707	1,709,079	17,596,628

		2005
		Accumulated
	Cost	Amortization	Net
	$	$	$

Automotive	126,249	58,770	64,479
Buildings	971,886	125,617	846,269
Computer equipment	47,854	30,998	16,856
Furniture and fixtures	65,611	21,631	43,980
Leasehold improvements	44,250	25,813	18,437
Mine equipment	1,922,238	375,527	1,546,711
Mine infrastructure	9,356,356	268,722	9,087,634
Mine reclamation	186,424	15,535	170,889
	12,720,868	922,613	11,798,255

Work in progress
Construction	—	—	—
Exploration	664,013	—	664,013
	664,013	—	664,013

	13,384,881	922,613	12,462,268

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005

(Expressed in Canadian dollars)

7.

Related Party Transactions

During the twelve month period ended December 31, 2006 the Company paid $386,152 in consulting and management fees to directors and officers (December 31, 2005 - $316,358).  Included in accounts payable at the year end is $14,035 (December 31, 2005: $3,222) owing to directors and officers of the Company.

All sales of concentrate are to Compañia Minera Peña de Bernal, S.A. de C.V., a wholly owned subsidiary of a significant creditor of the Company, Luismin S.A. de C.V. (“Luismin”).  The Company acquired La Guitarra Mine from Luismin in August 2003.

During the twelve month period ended December 31, 2006, directors and officers of the Company exercised 393,122 options ranging from $0.75 to $0.85 each and paid $313,852. In addition, directors and officers of the Company exercised 386,834 share purchase warrants ranging from $0.90 to $1.55 each and paid $475,118.

8.

Long-Term Debt

Pursuant to the acquisition of La Guitarra the Company agreed to pay $4,000,000 USD ($5,318,000 CAD) to the vendor to satisfy the balance of the purchase price. The debt bears no interest, is unsecured, and is repayable by instalments of $500,000 USD on each of the first through eighth anniversaries of the closing date. The outstanding instalment due in August 2007 is $582,650 and is recorded as a current liability.

The debt has been discounted for financial reporting purposes to its fair value.  The rate used to discount the debt to its fair value was 5% which was based on the cost of borrowing of similar companies for the same purpose.

	2006	2005
	$	$

Current portion	582,650	582,950
Long-term portion	1,992,789	2,437,939
Total debt	2,575,439	3,020,889

9.

Provision for Asset Retirement Obligation

	2006	2005
	$	$

Balance, beginning	198,542	192, 387
Accretion expense for the period	(7,421)	(6,155)
Change in estimate	(20,064)	—
Balance, ending	171,057	198,542

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005

(Expressed in Canadian dollars)

10.

Share Capital

Authorized:	Unlimited	Common shares without par value

	Number of	Share	Contributed
	Common	Capital	Surplus
Issued and outstanding:	Shares	$	$

Balance, December 31, 2004	20,939,040	11,741,382	505,731
Private placement	4,518,625	3,477,625	—
Exercise of stock options	390,640	458,512	(159,331)
Exercise of warrants	69,550	62,595	—
Stock compensation expense	—	—	270,262

Balance, December 31, 2005	25,917,855	15,740,114	616,662
Exercise of stock options	744,872	966,674	(346,147)
Exercise of warrants	4,616,001	4,651,002	—
Stock compensation expense	—	—	1,666,470

Balance, December 31, 2006	31,278,728	21,357,790	1,936,985

a)

Options

The Company has established a share purchase option plan whereby the Company's directors may from time to time grant options to directors, employees or consultants. The maximum term of any option may be ten years, but generally options are granted for five years or less. Compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price ranging from 49% to 65%, an annual risk free interest rate ranging from 4.00% to 4.25% and vesting over various periods from immediately to 5 years.  The fair value of the stock options ranged from $0.40 to $1.18 per stock option.

A summary of the Company's options at December 31, 2006 is presented as follows:

		Weighted
	Number of	Average
	Common	Exercise Price
	Shares	Per Share

Balance, December 31, 2004	1,466,989	0.93
Granted	1,406,845	0.84
Exercised	(390,640)	0.77
Expired or cancelled	(300,000)	1.23

Balance, December 31, 2005	2,183,194	0.86
Granted	1,637,932	2.07
Exercised	(744,872)	0.83
Expired or cancelled	(13,750)	1.15

Balance, December 31, 2006	3,062,504	1.51

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005

(Expressed in Canadian dollars)

10.

Share Capital (continued)

b)

Warrants

A summary of the Company's warrants at December 31, 2006 is presented as follows:

		Weighted
		Average
	Number of	Exercise Price
	Common	Per Share
	Shares	$

Balance, December 31, 2004	3,787,132	1.17
Granted	4,518,625	0.90
Exercised	(69,550)	0.90
Expired	(1,831,131)	1.16

Balance, December 31, 2005	6,405,076	0.98
Exercised	(4,616,001)	1.01

Balance, December 31, 2006	1,789,075	0.90

11.

Change in Non-Cash Working Capital

	2006	2005
	$	$

Accounts receivable	(691,889)	(146,319)
Inventory	(96,151)	(335,756)
Prepaid expenses and deposits	(348,544)	89,226
Accounts payable and accrued liabilities	1,223,554	(1,081,008)
Other current liabilities	(236,245)	151,512
	(149,275)	(1,322,345)

12.

Supplementary Cash Flow Information

	2006	2005
	$	$

Interest received	48,280	18,346
Interest paid	—	—
Income taxes paid	51,009	—

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005

(Expressed in Canadian dollars)

13.

Income Tax

The following table reconciles the expected income tax payable (recovery) at the Canadian federal and provincial statutory income tax rates to the amounts recognized in the consolidated statements of operations for the years ended December 31, 2006 and 2005.

	2006	2005
	$	$

Net income (loss) before tax	(595,887)	811,306
Income tax rate	34.12%	34.12%
Expected income tax expense (recovery) at above rates	(203,317)	276,818
Increase (decrease) due to:
Impact of lower statutory rates on foreign subsidiaries	(153,992)	(98,300)
Non-deductible stock compensation expense	568,600	92,213
Non-deductible accretion on long-term debt	40,627	46,817
Non-deductible expenses	13,147	2,100
Effect of the expiry of tax losses	(26,308)	(25,900)
Temporary difference not recognized in the period	—	—
Valuation allowance	654,247	(197,402)

Provision for income taxes	893,005	96,346

Consisting of:
Current income taxes	51,009	4,118
Future income taxes	1,788,472	92,228
	1,839,481	96,346

The potential benefit arising from operating losses has been recognized as a future tax asset.  To the extent that these benefits may not be realized, a valuation allowance is provided.

The following table reflects future income tax assets (liabilities) as at December 31, 2006 and 2005:

	2006	2005
	$	$
Future income tax assets (liabilities):
Impact of reduction in tax rates on future income taxes	—	—
Unclaimed non-capital losses	3,482,377	2,547,247
Accounting value of mineral properties in excess of tax	(3,083,598)	(1,721,945)
Non-deductible reclamation costs and other	47,896	59,563
Valuation allowance	(1,333,671)	(884,865)
	(841,996)	—

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005

(Expressed in Canadian dollars)

13.

Income Tax (continued)

The Company has non-capital loss carry forwards expiring in the following years:

	Canada	Mexico	Total
	$	$	$

2007	78,933	—	78,933
2008	86,180	—	86,180
2009	96,951	—	96,951
2010	297,849	—	297,849
2013	—	2,692,258	2,692,258
2014	894,865	2,383,797	3,278,662
2015	1,664,483	—	1,664,483
2016	—	1,143,108	1,143,108
2026	1,983,350	—	1,983,350
	5,102,611	6,219,163	11,321,774

14.

Subsequent Event

Subsequent to the year end the Company issued incentive stock options to various directors, officers, consultants, and employees of the Company.  The stock options are exercisable to purchase 400,000 common shares of the Company for a period of five years at an exercise price of $3.05 per share.

15.

Economic Dependency

All sales of concentrate ore are to Compañia Minera Peña de Bernal, S.A. de C.V., a wholly owned subsidiary of a significant creditor of the Company, Luismin S.A. de C.V.  Included in accounts receivable as at December 31, 2006 is $826,248 (December 31, 2005: $724,465) owing from Compañia Minera Peña de Bernal.

16.

Comparative Amounts

Certain of the prior years’ comparative amounts have been reclassified to conform to the presentation adopted in the current year.

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005

(Expressed in Canadian dollars)

17.

Recent Accounting Pronouncements

This section details recent account pronouncements that impact these and future financial statements.

a)

Financial Instruments – Recognition and Measurement, Section 3855

In 2005 the CICA issued Section 3855, Financial Instruments, Recognition and Measurement. This section establishes guidelines for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives. The following four fundamental decisions serve as cornerstones underlying this Section:

i)

financial instruments and non-financial derivatives represent rights or obligations that meet the definition of assets or liabilities and should be reported in the financial statements;

ii)

fair value is the most relevant measure for financial instruments and the only relevant measure for derivative financial instruments;

iii)

only items that are assets or liabilities should be reported as such in financial statements; and

iv)

special accounting for items designated as being part of a hedging relationship should be provided only for qualifying items.

The mandatory effective date for the new Section is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company’s financial position and results of operation.

During 2005, the CICA also issued Section 3861, Financial Instruments – Disclosure and Presentation. This section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments, the business purposes they serve, the risks associated with them and management’s policies for controlling these risks. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position and results of operations.

b)

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes.  It builds on the existing Accounting Guideline 13 (AcG-13) “Hedging Relationships” and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005

(Expressed in Canadian dollars)

17.

Recent Accounting Pronouncements (continued)

c)

Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income represents a change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments, gain and losses on certain derivative investments, and foreign currency gains and losses related to self-sustaining foreign operations. The Company does not believe that it will have any comprehensive income when it adopts this standard commencing January 1, 2007.